UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 4)

                         EQUITY OFFICE PROPERTIES TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    294741103
                                 (CUSIP Number)

                                 With a copy to:
                            ANN F. CHAMBERLAIN, ESQ.
                             BINGHAM MCCUTCHEN, LLP
                                 399 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4689
                                 (212) 705-7700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                                   Page 2 of 3

                                       13D
CUSIP NO. 294741103

(1)   Name of reporting persons               STICHTING PENSIOENFONDS VOOR DE
      S.S. or I.R.S. identification Nos.      GEZONDHEID GEESTELIJKE EN
      of above persons                        MAATSCHAPPELIJKE BELANGEN

(2)   Check the appropriate box if a         (a) [ ]
      member of a group (see instructions)   (b) [ ]

(3)   SEC use only

(4)   Source of funds (see instructions)     N/A

(5)   Check if disclosure of legal
      proceedings is required pursuant
      to items 2(d) or 2(e)                  [ ]

(6)   Citizenship or place of organization   THE NETHERLANDS

Number of shares beneficially owned
by each reporting person with:

(7)   Sole voting power                      N/A

(8)   Shared voting power                    N/A

(9)   Sole dispositive power                 N/A

(10)  Shared dispositive power               N/A

(11)  Aggregate amount beneficially owned
      by each reporting person               N/A

(12)  Check if the aggregate amount in
      Row (11) excludes certain shares
     (see instructions)                      [ ]

(13)  Percent of class represented by
      amount in Row (11)                     N/A

(14)  Type of reporting person
      (see instructions)                     HC/EP


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                                                                   Page 3 of 3

                                  SCHEDULE 13D
                                 AMENDMENT NO. 4



NOTE: This Amendment No. 4 amends the Statement on Schedule 13D filed on February 11, 2000 by STICHTING PENSIOENFONDS VOOR DE GEZONDHEID GEESTELIJKE EN MAATSCHAPPELIJKE BELANGEN ("PGGM") relating to common shares of beneficial interest, par value $0.01 per share (the "Common Stock") of Equity Office Properties Trust, a Maryland REIT. This Amendment No. 4 is filed on behalf of PPGM.

            This Amendment No. 4 is being filed to reflect the fact that PPGM ceased to be the beneficial owner of more than 5% of the Common Stock on December 2, 2004.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            Item 5 is amended to add Item 5(e) which is to read as follows:

            (e) On December 2, 2004 PPGM ceased to be the beneficial owner of more than 5% of the Common Stock of the Company.

                                    Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:  December 8, 2004

                                        STICHTING PENSIOENFONDS VOOR DE
                                        GEZONDHEID GEESTELIJKE
                                        EN MAATSCHAPPELIJKE BELANGEN



                                        By: /s/ J.H.W.R. van der Vlist
                                           J.H.W.R. van der Vlist
                                           Director Structured
                                           Investments



                                        By: /s/ R.M.S.M. Munsters
                                           R.M.S.M. Munsters
                                           Managing Director Investments